Exhibit 8.1

List of Subsidiaries

1.	CalciTech Synthetic Minerals Ltd, a Bermuda Company ("CSM")
2.	CalciTech Group Services SA, a Swiss corporation and a wholly owned subsidiary of CSM
3.	CalciTech Holding ApS, a Danish corporation and a wholly owned subsidiary of CSM ("CHA")
4.	CalciTech Deutschland GmbH, a German corporation and a wholly owned subsidiary of CHA
5.	CalciTech Odda AS, a Norwegian corporation and an entity in which CHA owns 51%